MAIL STOP 3561

October 31, 2005

Mr. Donald K. Peay
Chief Executive Officer
World Trophy Outfitters, Inc.
4245 Production Court
Las Vegas, NV 89115

> **Re:** **World Trophy Outfitters, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-128532**
> **Filed September 23, 2005**

Dear Mr. Peay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Throughout the document you make use of unnecessary defined terms. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Examples of these would be the following:

    - "Applicable Requirements"
    - "Asset Purchase Agreement"
    - "Registration Statement"

Please revise your prospectus as appropriate.

Facing page

2. We note your statement that "the number of shares to be registered is estimated solely for the purpose of determining the registration fee." Please revise to clarify your statement.

Prospectus Cover Page

3. Please clarify that the offering price "will be fixed" at $0.50 per share.

4. Please disclose whether there are any minimum purchase requirements. See Item 501(a)(9)(iii) of Regulation S-B.

5. Please highlight the risk factor cross-reference by prominent type or in some other similar manner. See Item 501(a)(5) of Regulation S-B.

6. We note your statement that "if we do not receive the minimum proceeds within 90 days from the date of this prospectus, unless extended by us for up to an additional 30 days, your investment will be promptly returned to you without interest and without deductions." We also note your statement that the offering will expire 60 days after the minimum offering is raised. It appears that your first statement indicates that the offering terminates 120 days from the date of the offering prospectus. Revise your second statement as appropriate.

7. Revise the cover page to remove the paragraph indicating the number of outstanding shares if the minimum and maximum offering amounts are issued.

 Prospectus Summary

8. You state that you expect the proceeds from this offering, as well as future sales, to provide sufficient funds to cover operating costs for the next year. Please provide support for this assertion, or, alternatively, remove the statement.

9. Advise whether you intend to list the shares on the OTC Bulletin Board or other specified market.

Selected Historical Financial Data, page 3

10. Please revise your table to include statements of operations data for the period from January 13, 2005 (date of inception) to June 30, 2005.

Risk Factors, page 6

11. Indicate in the introductory paragraph of the "Risk Factors" section that you are discussing all material risks in that section.

12. The EDGAR version of your prospectus does not separate the risk factor subheadings from the narratives. Please ensure that the subheadings are set forth separately and captioned in bold or other similar font. In addition, please ensure that the EDGAR version is paginated.

13. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the second factor merely reads "Our auditors have expressed doubt about our ability to continue as a going concern." Similarly, the subheading for the third risk factor reads "At June 30, 2005 we had $14,279 in working capital, stockholder equity of $14,279 and we do not have sufficient funding to execute our plan of operations." These examples are illustrative. Specifically revise the subheadings to risk factors 5, 6, 10, 18 and 21 to clearly illustrate the material risks posed to the company and investors in this offering. Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact

14. You refer to "additional funding" in risk factor three. Please elaborate.

15. We are unclear as to the risk alluded to in risk factor four. Please elaborate. In doing so, delete the cross reference to "Dilution" and all other similar cross references made in the forepart of the prospectus.

16. Disclose in risk factor eight the number of hours and percentage of time per week that Mr. Peay will devote to company business and the risks posed to the company if he will not devote full time.

17. We note that risk factor nine states that the management has broad discretion in the use of proceeds. Please note that Item 504 of Regulation S-B does not allow for other appropriation than the purpose and priority disclosed in the Use of Proceeds section. Please revise accordingly.

18. Some of your risk factors are too broad and generic and should be revised to state

the material risk that is specific to World Trophy Outfitters. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that the risk factors 13, 14, 15, 16 and 20 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate.

19. Clarify in risk factor 19 whether management has any intention of purchasing shares in this offering in an effort to reach the minimum.

20. Please avoid the generic conclusions you reach in several of your risk factor headings and narratives that the risk could "adversely affect" your business prospects, operating results and/or financial condition. Instead, replace this language with specific disclosure of how your business, results and operations would be impacted. See risk factors 13 and 23.

21. We note that you purchased 10 hunting permits from Mr. Peay for $133,000 and that there is an outstanding amount of $123,000 due December 31, 2005 that you intend to repay from the sale of such permits. Please include an additional risk factor addressing this fact and discussing how you intend to repay this amount given that you only have $56,000 in cash and only two months to generate funds. Discuss what recourse Mr. Peay has should you fail to repay the debt by the due date.

22. Please address any risks associated with entering into long term purchase obligations with suppliers (i.e. hunting packages), including but not limited to, lost deposits due to insolvency and unfavorable price movements, and their likely impact on your ability to conduct business.

Forward Looking Statements, page 8

23. We note on your statement that the prospectus includes forward looking statements "within the meaning of the securities laws." Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Revise to make clear that the safe harbor does not apply to your company.

24. We note your statement that you "specifically disclaim any obligation, to update any forward-looking statements …." If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law.

As such, please revise to delete your statement specifically disclaiming any obligation to update your forward-looking statements.

Dilution, page 9

25. Please round per share amounts here and throughout your registration statement to the nearest cent, or NIL, if applicable.

26. Please revise your dilution table to indicate the offering amount per share in the table. Also revise the table to present per share values in the dilution table and address the noted aggregate values in the paragraph prior to the dilution table.

27. Revise your comparative ownership table to indicate the percentages of total consideration paid for the existing shareholders and the new investors for both the minimum and maximum offerings.

Use of Proceeds, page 10

28. You state that the "actual use of proceeds may vary from the estimates shown." Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

29. Affirmatively state that none of the proceeds "will be" used to pay salaries as opposed to "expected to be used."

30. Address whether any of the proceeds will be used to repay related party debts. Additionally, you must indicate any proceeds to be used, directly or indirectly, for officers and directors.

31. Provide an allocation in the table in the event that total proceeds of $135,000 and $170,000 are raised.

32. By way of footnote, elaborate on how the proceeds will be used to purchase big game hunts. By way of illustration only, we would like to know the number of hunts you expect to purchase, the type(s), the outfitter(s), the locations(s), and the hunting season year(s).

33. By way of footnote, allocate how you will expend the proceeds on working capital. You indicate that the amounts expended on working capital may vary significantly. As indicated above, the reasons for any variances must be specifically discussed.

Determination of Offering Price, page 11

34. You disclose that the offering price was "arbitrarily determined" yet you disclose that the factors considered were your perceived prospects for your business, management's prior experience, the anticipated results of operations and your financial resources. Please reconcile.

Description of Business, page 13

35. Please state, if true, that the company does not consider itself a blank check as that term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company now or in the foreseeable future.

36. The current telephone number listed for the company is 801-653-5576, which is a Utah-based area code. However, the company's office is based in Nevada. Please confirm that this is the correct number.

37. Revise to clarify the relationship between the company and Arctic Red River Outfitters.

General

38. It is not clear exactly what you purchase, offer and sell. Please elaborate to discuss whether your products and services are limited to individual hunting permits or whether they are more inclusive in the form of packages. In either case, fully discuss what is being offered and sold. It is also not clear what consulting services you provide. Fully discuss in this section your products and services. See Item 101 of Regulation S-B. In addition, explain in MD&A how each of these segments contributes to your plan of operation. See Item 303 of Regulation S-B.

39. Please elaborate on the strategic alliances you intend to form, including the identity of the parties and the terms of the agreements. Indicate whether you have entered into any such alliances. To the extent you have, file the agreements as exhibits.

Our Marketing and Advertising Plan

40. The disclosure in this section does not adequately address your "Marketing and Advertising Plan." Please revise to specifically discuss each.

41. We note the statements that "we believe that ARRO is know as one of the best outfitters in the world" and "we believe that clients desiring WTO services will be willing to pay a 10-20% premium to arrange these hunts because of the experience Mr. Peay in finding the best hunts at the best times." We also note the statement that "some outfitters will be willing to provide hunts at a discount to WTO because of Mr. Peay's high profile position in the hunting industry. These examples are illustrative only. Please note that the reasonable basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering statement or provided to us. If you cannot provide us with the reasonable basis for these assertions, you should delete them. Revise the disclosure throughout the document to address our concerns, or advise us as necessary.

The Industry and Competition

42. Identify the other booking agents and consultants that you will compete with and indicate your competitive position in the field. In this regard, we note the principal methods of competition as listed. Explain how you compete on each. Discuss any barriers to entry in the industry.

Sources and Availability of Hunting Packages

43. Identify the outfitters from whom you have acquired hunts to date. Substantiate your belief that you can acquire hunts for resale from a large number of outfitters in a variety of locations. Identify these outfitters, their locations and whether you have contacted any of them on a formal or informal basis.

44. Provide the disclosure required by Item 101(b)(5) of Regulation S-B regarding names of suppliers.

Distribution (new heading)

45. Please include the disclosure required under Item 101(b)(2) of Regulation S-B.

Description of Property, page 15

46. Please indicate the rent paid to Mr. Peay.

Management's Discussion and Analysis or Plan of Operation, page 15

Plan of Operation

47. In accordance with Item 303(a) of Regulation S-B, elaborate on the company's business plan, how it plans to generate revenues from the purchase and sale of hunting permits and packages and consulting services, how you get paid, how you recognize revenue and discuss all efforts being made, or contemplated, with respect to hunting package and consulting services development, marketing, sales and distribution. In this regard, discuss funds spent to date in these various areas and allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each.

48. Specifically discuss the terms of the hunt packages that you have purchased to date and that you plan to purchase in the future. Indicate the "shelf life" of a hunt package and whether you are able to obtain a refund in whole or in part should you fail to sell it.

49. Please revise your plan of operation to include a description of the consulting services you provide to your clients.

50. Please revise MD&A to describe and quantify underlying material activities that generated revenue and cost of sales variances between periods and future trends (e.g. revenue per license/hunt sold, cost per license/hunt sold, etc.). To enhance an investors understanding of your business, please provide a schedule (in tabular format) reconciling your licenses sold (or hunting packages sold) to revenues and cost of sales for each period for which a statement of operations is presented.

51. Identify from whom you booked a bear hunt in Canada, the cost to you of the hunt, and the amount for which you sold it. Provide similar disclosure regarding the African safari.

52. It appears that you have generated revenue from consulting. Please discuss.

53. We note various references to "this Memorandum." Please revise throughout.

Liquidity and Capital Resources

54. Provide your available cash balance and amount of working capital as of the most recent practicable date.

55. It does not appear that the Asset Purchase Agreement constitutes an arms length transaction. Please highlight this fact as well as the original cost to Mr. Peay of the 10 hunts. We note that you do not intend to use the proceeds of this offering to pay Mr. Peay for the hunts. Please affirmatively disclose this fact by stating that you "will not" use any proceeds from this offering for any such purpose.

56. In the last paragraph of this section, you state that if you do not raise the minimum amount in this offering you will need to locate additional sources of funds to continue operations. Please clarify the fact that if you do not raise the minimum, the offering will be terminated and investors will receive their money promptly and without deduction.

57. Expand the liquidity section to discuss material cash flows from operating activities using information from the statement of cash flows for all periods.

Off Balance Sheet Arrangements

58. We note your disclosure. Supplementally advise whether you have any off-balance sheet arrangements at all.

Critical Accounting Policies

59. To assist an investor in understanding your business, please revise your disclosure to discuss any critical accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance (for example, revenue recognition, deferred revenues and revenue dilution items, such as refunds; accounts receivable and how you determined an allowance is not necessary, and taxes, etc.). Please note, your revision should supplement, not duplicate, the description of accounting policies in the notes to the financial statements; and should provide greater insight into the quality and variability of information regarding financial condition and operating performance.

Directors, Executive Officers, Promoters and Control Persons, page 18

60. Identify the engineering company that Mr. Peay sold and the dates he owned the company. Provide the dates Mr. Peay has worked at Peay's Consulting Services and discuss the types of consulting performed. Indicate whether Peay's Consulting Services has or will perform any work for, to, or with the company. Indicate the number of hours per week that Mr. Peay will contribute to company

business.

Executive Compensation, page 19

61. While we recognize that compensation has not been paid, Item 402(b) of Regulation S-B requires that there be a summary compensation table. Please revise or advise.

62. Revise to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officers.

63. We do not understand the disclosure under "Compensation Committee Interlocks and Insider Participation" given that you do not have a compensation committee, a fact disclosed elsewhere.

Certain Relationships and Related Transactions, page 19

64. You state that the company entered into an Asset Purchase Agreement with Mr. Peay whereby you acquired hunts from ARRO. It appears to us that you acquired the hunts from Mr. Peay and that Mr. Peay acquired them from ARRO. Please clarify this fact and disclose the consideration Mr. Peay paid to ARRO for the hunts.

65. Please provide the information required by Item 404(d) of Regulation S-B regarding your promoter(s).

Description of Securities, page 20

66. Provide the address and contact information of the transfer agent.

67. Clarify under "Penny Stock Rules" that you "will be" subject to the penny stock rules as opposed to stating that it "is likely" you will become subject to them.

Plan of Distribution, page 22

68. Identify the name(s) of the person(s) who will be selling the securities on behalf of the company. Also, please set forth the basis of their qualification under Rule 3a4-1 under the Securities Exchange Act of 1934 with respect to each element of the safe harbor.

69. Briefly outline the plan of distribution by disclosing how the company will solicit investors to purchase the common stock. See Item 508(c) of Regulation S-B.

70. We note your statement that your officers have no preliminary plans, intentions or arrangements to purchase securities in order to reach the minimum. Revise to clarify whether management may purchase securities to reach the minimum.

Available Information, page 23

71. Please be advised of the Commission's new address:

> 100 F Street, NE
> Washington, DC 20549

72. Revise to provide all of the information required by Item 101(c)(1), (c)(2), and (c)(3) of Regulation S-B.

Financial Statements

Statements of Cash Flows, F-6

73. Please revise your statement of cash flows to present related party payables and carryover basis of inventory as financing activities. In this regard, please revise the description of the carryover basis of inventory to more accurately reflect the nature of this transaction (that is, this transaction appears more akin to a dividend).

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, F-8

74. We reviewed your revenue recognition policy, noting the use of the terms "generally" and "should be." Policy disclosures should be specific and you should avoid using ambiguous terms, please revise. In addition, please revise your disclosure to describe each of your revenue streams (e.g. product sales and consulting services) and the related revenue recognition policy, and discuss how your accounting treatment is consistent with SAB 104. Provide similar disclosure in MD&A.

75. We noted your disclosure on page 13 that you have acquired (and resold) hunts for the 2006 and 2007 seasons. Considering the comment above, tell us how you determined that collectibility was reasonably assured, and clarify how delivery has occurred.

76. Please revise your disclosure to include the terms and conditions of deposits for hunting licenses and other hunting packages sold (e.g. timing of deposit, deposit amounts required, refund restrictions, etc.) as disclosed on page 13. Also include any customer acceptance provisions and other post-delivery obligations (e.g. license/hunt returns, satisfaction guarantee, license validity or limitations on transferability, discounts, etc.) and the related accounting policies. Provide similar disclosure in MD&A.

77. We noted from your disclosure on page 16 that you resold six Dall Sheep hunts. It appears that you are recording revenue on a gross basis for these sales. Please justify your accounting treatment and provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to the resale of these hunts. Your analysis should address each of the indicators discussed in the related technical guidance. Please advise or revise. We may have further comments.

Note 2 – Income Taxes, F-9

78. Please revise to include the required disclosures of SFAS 109 for all periods presented.

Other Regulatory

79. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Outside Back Cover Page

80. In light of the Rule 415 undertakings in Part II of the registration statement, please remove or revise the statement "[y]ou should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents."

Part II

Item 26. Recent Sales of Unregistered Securities

81. Identify the two investors that purchased shares in January 2005.

82. We note that you indicate that the sale of the common stock was exempt form registration pursuant to Rules 504, 505 and 506 of Regulation D and Sections 4(2) and 4(6) of the Securities Act of 1933. Indicate the facts relied upon to make each exemption available for the noted transactions. We may have further comment.

Item 27. Exhibits

Legality Opinion

83. Revise the Blackburn & Stoll legality opinion to consent to being named in the registration statement.

Subscription Agreement

84. We note your statement that "the subscription evidenced by this Agreement is an irrevocable offer by the Subscriber to subscribe for the Shares …." Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares prior to the company's acceptance. We may have further comment.

Escrow Agreement

85. We note the escrow agreement indicates that the company will wire or deposit with U.S. Bank National Association all proceeds received for the sales of the shares. We also note that your plan of distribution section indicates that the payment of the purchase price by each investor by check made payable to the order of U.S. Bank National Association, Escrow Agent for World Trophy Outfitters, Inc. We do not understand how the company may wire the funds to the escrow agent. Revise your prospectus to clarify whether the company has the responsibility to submit investor funds to the escrow agent.

86. We note that the escrow agreement provides for a right of offset contained in paragraph 5 of the escrow agreement. Revise to address the right of offset in your prospectus. We may have further comment.

Signatures

87. Please have your principal accounting officer or controller sign in that capacity.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or to William Bennett at (202) 551-3389.

Sincerely,

John Reynolds
Assistant Director

cc: Eric L. Robinson
        Fax: (801) 521-7965